UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42999

JM Group Limited

(Translation of registrant’s name into English)

Unit 812, 8/F, Harbour Center Tower 1,
1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

On December 11, 2025, JM Group Limited, a British Virgin Islands exempted company (the “Company”), consummated its initial public offering (the “IPO”) of 3,750,000 ordinary shares, par value $0.0000625 per share (each, an “Ordinary Share” and the Ordinary Shares sold in the IPO are hereafter referred as the “IPO Shares”). The Company completed the IPO pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-289556), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on December 9, 2025. A final prospectus dated December 9, 2025 relating to the IPO was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The IPO Shares were priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Company has also granted the underwriters a 45-day option to purchase up to an additional 562,500 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on the NYSE American on December 9, 2025 and commenced trading under the symbol “JMG” on December 10, 2025.

On December 17, 2025, upon the underwriters’ exercise of the Over-Allotment Option, the Company sold 562,500 Ordinary Shares at a price of $4.00 per share accordingly. As a result, the Company has raised gross proceeds of $17,250,000 in the IPO, including the exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025	JM Group Limited

	By:	/s/ Chun Kwok Stanley Ting
Chun Kwok Stanley Ting
Chief Executive Officer

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